The Paradigm Select Fund, co-managed by Amelia Weir and Candace King Weir, has received the 2022 Refinitiv Lipper Fund Award for Best Mid-Cap Core Fund Over Three Years. Paradigm is honored to have received a Refinitiv Lipper Fund Award for the second year in a row.

We are particularly proud of this accomplishment this Women's History Month, in an industry where just .6% of actively managed funds are run by a female-only team (Citywire 2021 Alpha Female Report).

Please click the link below to view the award announcement.

The 2022 Refinitiv, an LSEG business Lipper Fund Award is based on a 36-month performance history and was awarded on March 10, 2022 for the period ended November 30, 2021. It recognizes funds that have continuously provided excellent risk-adjusted performance and is a sought-after award in over 17 countries.

Refinitiv Lipper Fund Awards, ©2022 Refinitiv. All rights reserved. Used under license.

Industry recognitions or awards should not be construed as an endorsement or a recommendation to retain the Adviser by the ranking entity or any regulatory authority. Any rankings or awards cited were provided by independent third parties based on their predetermined evaluation criteria. Adviser neither provided any financial remuneration to these third parties nor exercised any influence or control over the criteria used or the results generated, other than providing or making available, directly or indirectly, objective numerical data that could have been used by these third parties as input variables.

https://www.lipperfundawards.com/Awards/UnitedStates/2022/Fund